SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

October 27, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

October 27, 2003

      Symbol – TSX: KGI

KIRKLAND LAKE GOLD ANNOUNCES

'FLOW-THROUGH' PLACEMENT OF UP TO

CDN$ 7,000,000

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has entered into an agreement with Fort House Inc. and Octagon Capital Corporation (collectively, the “Agents”) with respect to a private placement financing on a best efforts basis of up to 1,750,000 ‘flow-through’ shares at a price of CDN$4.00 per share for gross proceeds of CDN$ 7,000,000. The Company has also granted the Agents the option to increase the size of the offering by up to 175,000 ‘flow-through’ shares until the closing of the offering.

The proceeds from the financing will be used to fund further exploration expenses on the Company’s Kirkland Lake, Ontario mining properties, which expenses shall qualify as ‘Canadian Exploration Expenses’ under the Income Tax Act (Canada).

A fee of 5% of the proceeds raised will be paid to the Agents. The Agents will also receive a compensation option to purchase that number of (non ‘flow-through’) shares equal to 5% of the ‘flow-through’ shares sold. The options will be exercisable for a period of 24 months at a price of CDN$3.60 per share.

The financing is subject to receipt of all regulatory approvals.

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	October 28, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer